UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Press release dated March 24, 2023: Greenbrook TMS Announces Completion of US$8.25 Million Equity and Debt Financings.

99.2	Securities Purchase Agreement dated March 21, 2023.

99.3	Resale Registration Rights Agreement dated March 21, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.
Date: March 24, 2023
	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO